Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition and results of operations for the six-month periods ended June 30, 2019 and 2018. Unless otherwise specified herein, references to the “Company,” “we” or “our” shall include PYXIS TANKERS INC. and its subsidiaries. You should read the following discussion and analysis together with our unaudited interim consolidated financial statements as of June 30, 2019 and for the six-month periods ended June 30, 2019 and 2018, and the accompanying notes thereto, included elsewhere in this report. For additional information relating to our management’s discussion and analysis of financial condition and results of operations, please see our Annual Report on Form 20-F for the year ended December 31, 2018, filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 29, 2019 (the “2018 Annual Report”).

Forward-Looking Statements

Our disclosure and analysis herein pertaining to our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business and making acquisitions, includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “forecasts,” “may,” “should” and similar expressions are forward-looking statements. All statements herein that are not statements of either historical or current facts are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as our future operating or financial results, global and regional economic and political conditions (including piracy), pending vessel acquisitions, our business strategy and expected capital spending or operating expenses, including dry-docking and insurance costs, competition in the product tanker industry, statements about shipping market trends (including charter rates and factors affecting supply and demand), our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities, our ability to enter into fixed-rate charters after our current charters expire and our ability to earn income in the spot market and our expectations of the availability of vessels to purchase, the time it may take to construct new vessels, and vessels’ useful lives. Many of these statements are based on our assumptions about factors that are beyond our ability to control or predict and are subject to risks and uncertainties that are described more fully under “Item 3. Key Information – D. Risk Factors” of the 2018 Annual Report. Any of these factors or a combination of these factors could materially affect our future results of operations and the ultimate accuracy of the forward-looking statements.

Factors that might cause future results to differ include, but are not limited to, the following:

●	changes in governmental rules and regulations or actions taken by regulatory authorities;

●	changes in economic and competitive conditions affecting our business, including market fluctuations in charter rates and charterers’ abilities to perform under existing time charters;

●	the length and number of off-hire periods and dependence on third-party managers; and

●	other factors discussed under “Item 3. Key Information – D. Risk Factors” of the 2018 Annual Report.

You should not place undue reliance on forward-looking statements contained herein because they are statements about events that are not certain to occur as described or at all. All forward-looking statements herein are qualified in their entirety by the cautionary statements contained herein. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements. Except to the extent required by applicable law or regulation, we undertake no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Overview

We are PYXIS TANKERS INC., a corporation incorporated in the Republic of the Marshall Islands on March 23, 2015. We currently own, directly or indirectly, 100% ownership interest in the following six vessel-owning companies:

●	SECONDONE CORPORATION LTD, established under the laws of the Republic of Malta (“Secondone”);
●	THIRDONE CORPORATION LTD, established under the laws of the Republic of Malta (“Thirdone”);
●	FOURTHONE CORPORATION LTD, established under the laws of the Republic of Malta (“Fourthone”);
●	SIXTHONE CORP., established under the laws of the Republic of the Marshall Islands (“Sixthone”);
●	SEVENTHONE CORP., established under the laws of the Republic of the Marshall Islands (“Seventhone”); and
●	EIGHTHONE CORP., established under the laws of the Republic of the Marshall Islands (“Eighthone,” and collectively with Secondone, Thirdone, Fourthone, Sixthone and Seventhone, the “Vessel-owning companies”).

The Vessel-owning companies are engaged in the marine transportation of liquid cargoes through the ownership and operation of tanker vessels, as listed below:

Vessel-owning company	Incorporation date	Vessel	DWT	Year built	Acquisition date
Secondone	05/23/2007	Northsea Alpha	8,615	2010	05/28/2010
Thirdone	05/23/2007	Northsea Beta	8,647	2010	05/25/2010
Fourthone	05/30/2007	Pyxis Malou	50,667	2009	02/16/2009
Sixthone	01/15/2010	Pyxis Delta	46,616	2006	03/04/2010
Seventhone	05/31/2011	Pyxis Theta	51,795	2013	09/16/2013
Eighthone	02/08/2013	Pyxis Epsilon	50,295	2015	01/14/2015

Secondone, Thirdone and Fourthone were initially established under the laws of the Republic of the Marshall Islands, under the names SECONDONE CORP., THIRDONE CORP. and FOURTHONE CORP., respectively. In March and April 2018, these vessel-owning companies completed their re-domiciliation under the jurisdiction of the Republic of Malta, and were renamed as mentioned above. For more information, please refer to Notes 1 and 7 to our unaudited interim consolidated financial statements for the six-month periods ended June 30, 2019 and 2018, included elsewhere herein.

Vessel Management

PYXIS MARITIME CORP. (“Maritime”), a corporation established under the laws of the Republic of the Marshall Islands, which is beneficially owned by Mr. Valentios (“Eddie”) Valentis, our Chairman, Chief Executive Officer and Class I Director, provides certain ship management services to the Vessel-owning companies, including but not limited to chartering, financing and accounting, sale and purchase, insurance, operations, dry-docking and construction supervision, for a fixed daily fee per vessel.

With effect from the delivery of each vessel, the crewing and technical management of the vessels were contracted to INTERNATIONAL TANKER MANAGEMENT LTD. (“ITM”) with permission from Maritime. ITM is an unrelated third party technical manager, represented by its branch based in Dubai, UAE. Each ship-management agreement with ITM continues by its terms until it is terminated by either party. The ship-management agreements may be cancelled by us or ITM for any reason at any time upon three months’ advance notice.

Results of Operations

Our revenues consist of earnings under the charters on which we employ our vessels. We believe that the important measures for analyzing trends in the results of our operations consist of the following:

Revenues

We generate revenues by chartering our vessels for the transportation of petroleum products and other liquid bulk items, such as organic chemicals and vegetable oils. Revenues are generated primarily by the number of vessels in our fleet, the number of voyage days employed and the amount of daily charter hire earned under vessels’ charters. These factors, in turn, can be affected by a number of decisions by us, including the amount of time spent positioning a vessel for charter, dry-dockings, repairs, maintenance and upgrading, as well as the age, condition and specifications of our ships and supply and demand factors in the product tanker market. At June 30, 2019, four of the vessels in our fleet were employed in time charters, one in the spot market and one was awaiting orders. Revenues from time charter agreements providing for varying daily rates are accounted for as operating leases and thus are recognized on a straight line basis over the term of the time charter as service is performed. Revenue under spot charters is recognized from loading of the current spot charter to discharge of the current spot charter as discussed below. Vessels operating on time charters provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot market during periods characterized by favorable market conditions. The vessel owner generally pays commissions on both types of charters on the gross charter rate. Address commissions represent a discount provided directly to the charterers based on a fixed percentage of the agreed upon charter and is presented as a reduction in revenues.

Time Charters

A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays substantially all of the voyage expenses, including port and canal charges and the cost of bunker (fuel oil), but the vessel owner pays vessel operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores and tonnage taxes. Time charter rates are usually set at fixed rates during the term of the charter. Prevailing time charter rates fluctuate on a seasonal and on a year-to-year basis and, as a result, when employment is being sought for a vessel with an expiring or terminated time charter, the prevailing time charter rates achievable in the time charter market may be substantially higher or lower than the expiring or terminated time charter rate. Fluctuations in time charter rates are influenced by changes in spot charter rates, which are in turn influenced by a number of factors, including vessel supply and demand. The main factors that could increase total vessel operating expenses are crew salaries, insurance premiums, spare parts orders, repairs that are not covered under insurance policies and lubricant prices.

Spot Charters

Generally, a spot charter refers to a contract to carry a specific cargo for a single voyage, which commonly lasts from several days up to three months. Spot charters typically involve the carriage of a specific amount and type of cargo on a load-port to discharge-port basis, subject to various cargo handling terms, and the vessel owner is paid on a per-ton basis. Under a spot charter, the vessel owner is responsible for the payment of all expenses including its capital costs, voyage expenses (such as port, canal and bunker costs) and vessel operating expenses. Fluctuations in spot charter rates are caused by imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes at a given port. Demurrage income represents payments by a charterer to a vessel owner when loading or discharging time exceeds the stipulated time in the spot charter. We have determined that demurrage represents variable consideration and we estimate demurrage at contract inception. Demurrage income estimated, net of address commission, is recognized over the time of the charter as the performance obligation is satisfied.

Voyage Related Costs and Commissions

We incur voyage related costs for our vessels operating under spot charters, which mainly include port and canal charges and bunker expenses. Port and canal charges and bunker expenses primarily increase in periods during which vessels are employed on spot charters because these expenses are for the account of the vessel owner. Contract fulfillment costs are capitalized and amortized as the performance obligation is satisfied and certain other criteria are met. Voyage costs during the ballast voyage represented costs to fulfil a contract which give rise to an asset and are capitalized and amortized over the spot charter, consistent with the recognition of voyage revenues from spot charter from load-to-discharge, while voyage costs incurred during the spot charter are expensed as incurred. Brokerage commissions payable for both spot and time charter contracts, if any, depend on a number of factors, including, among other things, the number of shipbrokers involved in arranging the charter and the amount of commissions charged by brokers related to the charterer. Such commissions are deferred and amortized over the related period in a charter to the extent revenue has been deferred since commissions are earned as revenues are earned.

Vessel Operating Expenses

We incur vessel operating expenses for our vessels operating under time and spot charters. Vessel operating expenses primarily consist of crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses necessary for the operation of the vessel. All vessel operating expenses are expensed as incurred.

General and Administrative Expenses

The primary components of general and administrative expenses consist of the annual fee payable to Maritime for the administrative services under our Head Management Agreement, which includes the services of our senior executive officers, and the expenses associated with being a public company. Such public company expenses include the costs of preparing public reporting documents, legal and accounting costs, including costs of legal and accounting professionals and staff, and costs related to compliance with the rules, regulations and requirements of the SEC, the rules of NASDAQ, board of directors’ compensation and investor relations.

Management Fees

We pay management fees to Maritime and ITM for commercial and technical management services, respectively, for our vessels. These services include: obtaining employment for our vessels and managing our relationships with charterers; strategic management services; technical management services, which include managing day-to-day vessel operations, ensuring regulatory and classification society compliance, arranging our hire of qualified officers and crew, arranging and supervising dry-docking and repairs and arranging insurance for vessels; and providing shoreside personnel who carry out the management functions described above. As part of their ship management services, Maritime provides us with supervision services for new construction of vessels; these costs are capitalized as part of the total delivered cost of the vessel.

Depreciation

We depreciate the cost of our vessels after deducting the estimated residual value, on a straight-line basis over the expected useful life of each vessel, which is estimated to be 25 years from the date of initial delivery from the shipyard. We estimate the residual values of our vessels to be $300 per lightweight ton.

Interest and Finance Costs

We have historically incurred interest expense and financing costs in connection with the debt incurred to partially finance the acquisition of our existing fleet. We have also incurred interest expense in relation to the $5.0 million promissory note we issued in favor of Maritime Investors Corp., which is more fully described under the section entitled “Liquidity, Debt and Capital Structure”. Except for the interest payments under our promissory note and the new loan for the Eighthone that are based on fixed rates, the interest rate under our debt agreements is linked to the three month LIBOR rate. In order to hedge our variable interest rate exposure, on January 19, 2018, we, via one of our vessel-owning subsidiaries, purchased an interest rate cap with one of our lenders for a notional amount of $10.0 million and a cap rate of 3.5%. The interest rate cap will terminate on July 18, 2022. In the future, we may consider the use of additional financial hedging products to further limit our interest rate exposure.

In evaluating our financial condition, we focus on the above financial and operating measures as well as fleet and vessel type for utilization, time charter equivalent rates and operating expenses to assess our operating performance. We also monitor our cash position and outstanding debt to assess short-term liquidity and our ability to finance further fleet expansion. Discussions about possible acquisitions or sales of existing vessels are based on our financial and operational criteria which depend on the state of the charter market, availability of vessel investments, employment opportunities, anticipated dry-docking costs and general economic prospects.

Selected Information

Our selected consolidated financial and other data for the six months ended June 30, 2018 and 2019 and as of June 30, 2019, presented in the tables below, have been derived from our unaudited interim consolidated financial statements and notes thereto included elsewhere herein. Our selected consolidated financial data as of December 31, 2018, presented in the tables below have been derived from our audited financial statements and notes thereto, included in our 2018 Annual Report.

Statements of Comprehensive Loss Data	Six Months ended June 30,
(In thousands of U.S. Dollars, except per share data)	2018	2019
Revenues, net	$13,567	$13,180
Voyage related costs and commissions	(3,939)	(2,926)
Vessel operating expenses	(6,338)	(6,402)
General and administrative expenses	(1,247)	(1,187)
Management fees, related parties	(357)	(359)
Management fees, other	(465)	(465)
Depreciation and amortization of special survey costs	(2,793)	(2,822)
Vessel impairment charge	(1,543)	—
Bad debt provisions	(15)	(26)
Gain from debt extinguishment	4,306	—
Gain / (Loss) from financial derivative instrument	7	(25)
Interest and finance costs, net	(1,836)	(2,905)
Net loss	$(653)	$(3,937)

Loss per common share, basic and diluted	$(0.03)	$(0.19)

Weighted average number of shares, basic and diluted	20,877,893	21,072, 472

Balance Sheets Data	December 31,	June 30,
(In thousands of U.S. Dollars)	2018	2019
Total current assets	$4,307	$2,925
Total other non-current assets	4,318	4,606
Total fixed assets, net	107,992	105,922
Total assets	116,617	113,453
Total current liabilities	13,545	16,537
Total non-current liabilities	63,129	60,918
Total stockholders’ equity	$39,943	$35,998

Statements of Cash Flows Data	Six Months ended June 30,
(In thousands of U.S. Dollars)	2018	2019

Net cash provided by operating activities	$3,380	$3,183
Net cash used in investing activities	—	(268)
Net cash used in financing activities	(4,927)	(2,159)
Change in cash and cash equivalents and restricted cash	$(1,547)	$756

Fleet data	Six Months ended June 30,
	2018	2019
Ownership days (1)	1,086	1,086
Available days (2)	1,064	1,058
Operating days (3)	924	924
Utilization % (4)	86.8%	87.3%
Daily time charter equivalent rate (5)	$10,419	$11,096
Average number of vessels (6)	6.0	6.0
Number of vessels at period end	6	6
Weighted average age of vessels at period end (7)	7.3	8.3

(1)	Ownership days are the total number of days in a period during which we owned each of the vessels in our fleet. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues generated and the amount of expenses incurred during the respective period.
(2)	Available days are the number of ownership days in a period, less the aggregate number of days that our vessels were off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and intermediate dry-dockings and the aggregate number of days that we spent positioning our vessels during the respective period for such repairs, upgrades and surveys. Available days measures the aggregate number of days in a period during which vessels should be capable of generating revenues.

(3)	Operating days are the number of available days in a period, less the aggregate number of days that our vessels were off-hire or out of service due to any reason, including technical breakdowns and unforeseen circumstances. Operating days measures the aggregate number of days in a period during which vessels actually generate revenues.
(4)	We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during the same period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys and intermediate dry-dockings or vessel positioning.
(5)	Daily Time Charter Equivalent (“TCE”) rate is a standard shipping industry performance measure of the average daily revenue performance of a vessel on a per voyage basis. TCE is not calculated in accordance with U.S. GAAP. We utilize TCE because we believe it is a meaningful measure to compare period-to-period changes in our performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which our vessels may be employed between the periods. Our management also utilizes TCE to assist them in making decisions regarding employment of the vessels. We believe that our method of calculating TCE is consistent with industry standards and is calculated by dividing voyage revenues after deducting voyage expenses, including commissions, by operating days for the relevant period. Voyage expenses primarily consist of brokerage commissions, port, canal and bunker costs that are unique to a particular voyage, which would otherwise be paid by the charter under a time charter contract.
(6)	Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was part of our fleet during such period divided by the number of calendar days in the period.
(7)	Weighted average age of the fleet is the sum of the ages of our vessels, weighted by the dead weight tonnage (“dwt”) of each vessel on the total fleet dwt.

The following table reflects the calculation of our daily TCE rates for the six-month periods ended June 30, 2018 and 2019:

	Six Months ended June 30, (thousands of U.S. Dollars, except for operating days and daily TCE rates)
	2018	2019
Revenues, net	$13,567	$13,180
Voyage related costs and commissions	(3,939)	(2,926)
Time charter equivalent revenues	$9,628	$10,254

Operating days for fleet	924	924

Daily TCE rate (1)	$10,419	$11,096

(1) Subject to rounding

The following table reflects the daily TCE rate, daily operating expenses (“Opex”) and utilization rate on a per vessel type basis for the six-month periods ended June 30, 2018 and 2019:

(Amounts in U.S. Dollars)		Six Months Ended June 30,
		2018	2019
Eco-Efficient MR2: (2 of our vessels)
	TCE	12,863	13,673
	Opex	5,864	5,771
	Utilization %	93.6%	100.0%
Eco-Modified MR2: (1 of our vessels)`
	TCE	11,785	12,809
	Opex	6,768	7,228
	Utilization %	83.6%	98.0%
Standard MR2: (1 of our vessels)
	TCE	10,944	12,329
	Opex	5,830	5,959
	Utilization %	98.3%	100.0%
Small Tankers: (2 of our vessels)
	TCE	6,391	4,981
	Opex	5,346	5,319
	Utilization %	75.7%	63.8%
Fleet: (6 vessels)
	TCE	10,419	11,096
	Opex	5,836	5,895
	Utilization %	86.8%	87.3%

Results of Operations

Six months ended June 30, 2019 and 2018

The average number of vessels in our fleet was 6.0 for the six months ended June 30, 2019 and 2018.

●	Revenues, net: Revenues, net of $13.2 million for the six months ended June 30, 2019, represented a decrease of $0.4 million, or 2.9%, from $13.6 million in the comparable period in 2018. The decrease in revenues, net during the six-month period ended June 30, 2019 was driven by lower TCE rates and utilization for the small tankers compared to the same period in 2018.

●	Voyage related costs and commissions: Voyage related costs and commissions of $2.9 million for the six months ended June 30, 2019, represented a decrease of $1.0 million, or 25.7%, from $3.9 million in the comparable period in 2018. The decrease was primarily attributed to lower spot chartering activity, which incurs voyage costs. Under spot charters, all voyage expenses are typically borne by us rather than the charterer and a decrease in spot chartering results in a decrease in voyage related costs and commissions.

●	Vessel operating expenses: Vessel operating expenses for the six months ended June 30, 2019 were $6.4 million, represented a slight increase of less than $0.1 million, or 1.0%, from $6.3 million in the comparable period in 2018.

●	General and administrative expenses: General and administrative expenses of $1.2 million for the six months ended June 30, 2019, represented a slight decrease of less than $0.1 million, or 4.8%, from the comparable period in 2018. The decrease in general and administrative expenses was primarily attributable to improved cost efficiencies.

●	Management fees: For the six months ended June 30, 2019, management fees payable to Maritime, our ship manager, and ITM, our fleet’s technical manager, of $0.8 million in the aggregate, remained flat compared to the same period in 2018.

●	Amortization of special survey costs: Amortization of special survey costs of $0.1 million for the six months ended June 30, 2019, represented an increase of 112.7%, compared to the same period in 2018 due to Pyxis Malou 10th year special survey performed during the first quarter of 2019.

●	Depreciation: Depreciation of $2.7 million for the six months ended June 30, 2019, remained relatively flat compared to the same period in 2018.

●	Vessel impairment charge: No vessel impairment charge was recorded during the six months ended June 30, 2019 compared to a vessel impairment charge of $1.5 million (non-cash) for the comparable period of 2018 that was related to the write down of the carrying amounts of Northsea Alpha and Northsea Beta to their then fair values.

●	Bad debt provisions: Bad debt provisions of less than $0.1 million for the six months ended June 30, 2019, remained flat compared to the same period in 2018.

●	Gain from debt extinguishment: Gain from debt extinguishment of $4.3 million for the six months ended June 30, 2018, related to the refinancing of existing indebtedness of Secondone, Thirdone and Fourthone with a new 5-year secured term loan, finalized in the first quarter of 2018. Approximately $4.3 million was written-off by the previous lender at closing, which was recorded as gain from debt extinguishment in 2018. There was no such gain recorded during the six months ended June 30, 2019.

●	Gain / (Loss) from financial derivative instrument: Loss from financial derivative instrument of less than $0.1 million for the six months ended June 30, 2019 related to the net loss from the change in fair value of the interest rate cap compared to a gain of less than $0.1 million in the respective period in 2018.

●	Interest and finance costs, net: Interest and finance costs, net, of $2.9 million for the six months ended June 30, 2019, represented an increase of $1.1 million, or 58.2%, from $1.8 million in the comparable period in 2018. The increase was attributable to higher LIBOR rates paid on floating rate bank debt compared to the comparable period in 2018 and the refinancing of the loans on four of our vessels at higher interest rates. The total borrowings outstanding increased to $61.2 million at June 30, 2019 from $58.2 million at June 30, 2018 and the overall weighted average interest rate increased to 8.2% in 2019 from 5.1% in the comparable period in 2018.

Cash Flows

Our principal sources of funds for the six months ended June 30, 2019, have been our cash inflows from the operation of our fleet as well as cash inflows from the increase in balances due to Maritime. Our principal uses of funds have been working capital requirements and principal and interest payments on our debt agreements. Cash and cash equivalents as of June 30, 2019, amounted to $1.4 million, compared to $0.5 million as of December 31, 2018. We define working capital as current assets minus current liabilities. We had a working capital deficit of $13.6 million as of June 30, 2019, compared to the working capital deficit of $9.2 million as of December 31, 2018. The increase in our working capital deficit was mainly driven by the increase in current liabilities of $3.0 million as a result of a $1.6 million increase in balances due to related parties, a $1.0 million increase in hires collected in advance and $0.4 million increase in accrued and other liabilities. Our working capital deficit further deteriorated in the aggregate by $1.4 million mainly driven by the decrease in trade accounts receivables, net of $2.2 million, partially offset by a $0.8 million increase in cash and cash equivalents.

Operating Activities

●	Net cash provided by operating activities was $3.2 million for the six months ended June 30, 2019, compared to $3.4 million for the six months ended June 30, 2018. There were a number of factors driving the decrease in our net cash from operating activities. Firstly, an increase in cash paid for interest and finance costs, net of $0.9 million compared to the comparable period in 2018, as a result of higher LIBOR rates paid on floating rate bank debt and the refinancing of the existing indebtedness of four of our vessels at higher interest rates. Secondly, there was an increase by $0.6 million in revenues net of voyage related costs and commissions, compared to the respective period in 2018, largely attributable to lower voyage related costs and commissions as a result of lower spot chartering activity. Finally, the movement in changes to assets and liabilities decreased cash from operating activities by $0.2 million.

Investing Activities

●	Net cash used in investing activities was $0.3 million for the six months ended June 30, 2019 due to the ballast water treatment system installation in Pyxis Malou. There was no net cash provided by or used in investing activities for the six-month period ended June 30, 2018.

Financing Activities

●	Net cash used in financing activities was $2.2 million for the six-month period ended June 30, 2019, which mainly reflects the long-term debt repayments of $2.2 million incurred within the period partially offset by the gross proceeds from the issuance of common stock of less than $0.1 million. Net cash used in financing activities was $4.9 million for the six-month period ended June 30, 2018, which mainly reflects the proceeds from new secured term loans of $20.5 million, in aggregate, following the refinancing of the existing indebtedness of Secondone, Thirdone and Fourthone, as discussed herein, partially offset by long-term debt repayments of $24.9 million incurred within the period and the payment of financing costs of $0.5 million.

Debt Agreements

For information relating to our debt agreements, please see Note 7 to our financial statements included in our 2018 Annual Report for the year ended December 31, 2018 and Note 7 to our unaudited interim consolidated financial statements for the six-month periods ended June 30, 2019 and 2018 included elsewhere herein.

Liquidity and Capital Resources

Our principal sources of liquidity are cash flows from operations, borrowings from bank debt, proceeds from issuances of equity and, we expect in the future, from the selective sale of vessels and the proceeds from further issuances of equity and re-financings of debt. We expect that our future liquidity requirements will relate primarily to:

●	our operating expenses, including dry-docking and special survey costs;

●	payments of interest and other debt-related expenses and the repayment of principal on our loans;

●	maintenance of cash reserves to provide for contingencies and to adhere to minimum liquidity for loan covenants including dry-docking reserves; and

●	vessel acquisitions.

On March 30, 2018, we filed with the SEC a prospectus supplement to sell up to $2.3 million of common shares through an At-the-Market (“ATM”) offering or similar direct placement. We did not issue any securities under this program, but on November 19, 2018 we amended the prospectus supplement to increase the offering to $3.675 million. In November 2018 we sold 182,297 common shares and our outstanding common shares increased from 20,877,893 to 21,060,190. Following the issuance and sale of a further 28,349 shares of common stock under the ATM Program during April 2019, the Company’s outstanding common shares increased from 21,060,190 to 21,088,539 as at June 30, 2019.

We expect to rely upon operating cash flows from the employment of our vessels on spot and time charters and amounts due to related parties, long-term borrowings and the proceeds from future equity and debt offerings to fund our liquidity and capital needs and implement our growth plan. We perform on a regular basis cash flow projections to evaluate whether we will be in a position to cover our liquidity needs for the next 12-month period and be in compliance with the financial and security collateral cover ratio covenants under the existing debt agreements. In developing estimates of future cash flows, we make assumptions about the vessels’ future performance, with significant assumptions relating to time charter equivalent rates by vessel type, vessels’ operating expenses, vessels’ capital expenditures, fleet utilization, our management fees, general and administrative expenses, and debt servicing requirements. The assumptions used to develop estimates of future cash flows are based on historical trends as well as future expectations. As of June 30, 2019 we had a working capital deficit of $13.6 million, defined as current assets minus current liabilities. As of the filing date of the unaudited interim consolidated financial statements, we expect that we will be in a position to cover our liquidity needs for the next 12-month period through cash generated from operations and by managing our working capital requirements. In addition, we may consider the raising of capital including by incurring additional debt, issuing equity or debt securities, through joint ventures and / or sale of assets.

Our business is capital intensive and our future success will depend on our ability to maintain a high-quality fleet through the acquisition of modern tanker vessels and the selective sale of older tanker vessels. We are pursuing a sale or other long-term strategy for the small tankers including without limitation a bareboat charter agreement with purchase option or commitment. The acquisitions and disposals or other long-term strategy will be principally subject to management’s expectation of future market conditions, our ability to acquire and dispose of tanker vessels on favorable terms as well as access to cost-effective capital on reasonable terms.

We do not intend to pay dividends to the holders of our shares in the near future and expect to retain our cash flows primarily for the payment of vessel operating costs, dry-docking costs, debt servicing and other obligations, general corporate and administrative expenses, and reinvestment in our business (such as to fund vessel or fleet acquisitions), in each case, as determined by our board of directors and consistent with restrictions in our debt obligations.

On May 14, 2019, we entered into a second amendment to the Amended & Restated Promissory Note which (i) extended the repayment of the outstanding principal, in whole or in part, until the earlier of a) one year after the repayment of the credit facility of Eighthone with EntrustPermal (the “Credit Facility”) in September 2023, b) January 15, 2024 and c) repayment of any PIK interest and principal deficiency amount under the Credit Facility, and (ii) increased the interest rate to 9.0% per annum of which 4.5% shall be paid in cash and 4.5% shall be paid in common shares calculated on the volume weighted average closing share price for the 10 day period immediately prior to each quarter end. The new interest rate is effective from April 1, 2019. After the repayment restrictions have been lifted per the Credit Facility, at our option, we may continue to pay interest on the Amended & Restated Promissory Note in the afore-mentioned combination of cash and shares or pay all interest costs in cash.

On June 6, 2017, the lender of Sixthone and Seventhone agreed to extend the maturity of its respective loans from September 2018 to September 2022 under the same applicable margin, but with an extended amortization schedule. The aggregate outstanding balance of these loans as of June 30, 2019, of $18.8 million is scheduled to be repaid in 13 quarterly installments of $0.65 million each and a balloon payment of $10.4 million. As of June 30, 2019, these subsidiaries were restricted from paying dividends to the Company under the HSH loan agreement because the ratio of the Company’s total liabilities to market value adjusted total assets was 69.5%, or 4.5% higher than the threshold under which dividends can be paid. This requirement is only applicable in order to assess whether the the Sixthone and Seventhone are entitled to distribute dividends to Pyxis and does not constitute an event of default under this or our other loan agreements.

On February 2, 2018, we filed with the SEC a registration statement on Form F-3 (the “Shelf Registration Statement”), under which we may sell from time to time common stock, preferred stock, debt securities, warrants, purchase contracts and units, each as described therein, in any combination, in one or more offerings up to an aggregate dollar amount of $100.0 million. In addition, the selling stockholders referred to in the registration statement may sell in one of more offerings up to 5,233,222 shares of our common stock from time to time as described therein. The registration statement was declared effective by the SEC on February 12, 2018. On March 30, 2018, we filed a prospectus supplement to the Shelf Registration Statement related to an ATM Program under which we may, from time to time, issue and sell shares of our common stock up to an aggregate offering of $2.3 million through a sales agent as either agent or principal. No shares were sold under this initial ATM Program, but on November 19, 2018 the prospectus supplement was amended to increase the offering to $3.675 million. As of December 31, 2018, following the issuance and sale of 182,297 shares of common stock under the ATM Program during 2018, our outstanding common shares increased from 20,877,893 to 21,060,190. Following the issuance and sale of a further 28,349 shares of common stock under the ATM Program during April 2019, our outstanding common shares increased from 21,060,190 to 21,088,539 as at June 30, 2019.

On February 28, 2018, we refinanced existing indebtedness of $26.9 million under the Secondone, Thirdone and Fourthone loan agreements with a new 5-year secured loan of $20.5 million and cash of $2.1 million. The remaining balance of approximately $4.3 million was written-off by the previous lender at closing, which was recorded as gain from debt extinguishment in the first quarter of 2018. The new loan bears interest at LIBOR plus a margin of 4.65% per annum, and matures in February 2023. The loan is repayable in quarterly installments and a balloon payment. Standard loan covenants include, among others, a minimum loan to value ratio and liquidity. As a condition subsequent to the execution of this loan agreement, the borrowers, Secondone, Thirdone and Fourthone, were required to complete all required procedures for their re-domiciliation to the jurisdiction of the Republic of Malta by May 1, 2018. The relevant re-domiciliations were completed in March and April 2018.

On September 27, 2018, Eighthone, our vessel owning subsidiary that owns the Pyxis Epsilon, entered into a new $24.0 million loan agreement for the purpose of refinancing the outstanding indebtedness under the previous loan facility. The new facility matures in September 2023 and is secured by a first priority mortgage over the vessel, general assignment covering earnings, insurances and requisition compensation, an account pledge agreement and a share pledge agreement concerning the respective vessel-owning subsidiary and technical and commercial managers’ undertakings. The new loan facility bears an interest rate of 11.0% per annum and incurs fees due upfront and upon early prepayment or final repayment of outstanding principal. The principal obligation amortizes in 18 quarterly installments starting on March 29, 2019, equal to the lower of $0.4 million and excess cash computed through a cash sweep mechanism, plus a balloon payment due at maturity. The facility also imposes certain customary covenants and restrictions with respect to, among other things, the borrower’s ability to distribute dividends, incur additional indebtedness, create liens, change its share capital, engage in mergers, or sell the vessel and a minimum collateral value to outstanding loan principal. After repayment of existing loans, the new 5-year secured loan provided us approximately $7.3 million of additional liquidity for general corporate purposes.

The Company was in compliance with all of the loan covenants in its loan agreements. In addition, as of June 30, 2019, there was no amount available to be drawn down by the Company under its existing loan agreements.

We have historically incurred interest expense and financing costs in connection with the debt incurred to partially finance the acquisition of our existing fleet. The interest rate is generally linked to the three-month LIBOR rate. In order to hedge our variable interest rate exposure, on January 19, 2018, we, via one of our vessel-owning subsidiaries, purchased an interest rate cap with one of our lenders for a notional amount of $10.0 million and a cap rate of 3.5%. The interest rate cap will terminate on July 18, 2022. In the future, we may consider the use of additional financial hedging products to limit our interest rate exposure.

Recent Developments

For information relating to our recent developments, please refer to section “Liquidity and Capital Resources” above and to Note 14 to our unaudited interim consolidated financial statements as of June 30, 2019 and for the six-month periods ended June 30, 2019 and 2018 included elsewhere herein.

Fleet Information (as of August 08, 2019)

			Carrying			Charter	Anticipated
			Capacity	Year	Type of	Rate	Redelivery
Vessel Name	Shipyard	Vessel type	(dwt)	Built	Charter	(per day) (1)	Date
Pyxis Epsilon (2)	SPP / S. Korea	MR	50,295	2015	Time	$15,350	Mar. 2020
Pyxis Theta (2)	SPP / S. Korea	MR	51,795	2013	Time	$15,375	May 2020
Pyxis Malou	SPP / S. Korea	MR	50,667	2009	Time	$14,000	Sept. 2019
Pyxis Delta	Hyundai / S. Korea	MR	46,616	2006	Time	$14,500	Oct. 2019
Northsea Alpha(3)	Kejin / China	Small Tanker	8,615	2010	Spot	n/a	n/a
Northsea Beta(3)	Kejin / China	Small Tanker	8,647	2010	Spot	n/a	n/a
			216,635

(1)	These tables are dated as of August 08, 2019 and show gross rates and do not reflect commissions payable.
(2)	Pyxis Theta & Pyxis Epsilon have granted the charterer an option to extend the one year time charter for an additional 12 months (+/- 30 days) at a gross charter rate of $17,500/d.
(3)	Management is pursuing a sale or other long-term strategy for the small tankers.

The Pyxis Delta is scheduled for an intermediate survey during 4Q ’19 with expected off-hire of up to 3 days and estimated cost of $50 thousand. The Pyxis Epsilon is scheduled to have her first dry-docking in 1Q ’20 with expected off-hire of 25 days and estimated cost of $0.9 million, including BWTS.

PYXIS TANKERS INC.

F-1

PYXIS TANKERS INC.

Consolidated Balance Sheets

As of December 31, 2018 and June 30, 2019 (unaudited)

(Expressed in thousands of U.S. Dollars, except for share and per share data)

	Notes	December 31, 2018	June 30, 2019
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$545	$1,391
Restricted cash, current portion	7	255	69
Inventories	4	807	704
Trade accounts receivable, net	13	2,585	409
Prepayments and other assets		115	352
Total current assets		4,307	2,925

FIXED ASSETS, NET:
Vessels, net	5, 10	107,992	105,922
Total fixed assets, net		107,992	105,922

OTHER NON-CURRENT ASSETS:
Restricted cash, net of current portion	7	3,404	3,500
Financial derivative instrument	10	28	3
Deferred charges, net	6	740	1,103
Prepayments and other assets		146	-
Total other non-current assets		4,318	4,606
Total assets		$116,617	$113,453

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs	7	$4,333	$4,474
Trade accounts payable		4,746	4,658
Due to related parties	3	3,402	5,027
Hire collected in advance		422	1,374
Accrued and other liabilities		642	1,004
Total current liabilities		13,545	16,537

NON-CURRENT LIABILITIES:
Long-term debt, net of current portion and deferred financing costs	7	58,129	55,918
Promissory note	3	5,000	5,000
Total non-current liabilities		63,129	60,918

COMMITMENTS AND CONTINGENCIES	11	-	-

STOCKHOLDERS’ EQUITY:
Preferred stock ($0.001 par value; 50,000,000 shares authorized; none issued)	8	-	-
Common stock ($0.001 par value; 450,000,000 shares authorized;
21,060,190 and 21,088,539 shares issued and outstanding at
each of December 31, 2018 and June 30, 2019)	8	21	21
Additional paid-in capital	8	74,767	74,759
Accumulated deficit		(34,845)	(38,782)
Total stockholders’ equity		39,943	35,998
Total liabilities and stockholders’ equity		$116,617	$113,453

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

F-2

PYXIS TANKERS INC.

Unaudited Interim Consolidated Statements of Comprehensive Loss

For the six–month periods ended June 30, 2018 and 2019

(Expressed in thousands of U.S. Dollars, except for share and per share data)

		Six Months Ended	Six Months Ended
	Notes	June 30, 2018	June 30, 2019

Revenues, net	13	$13,567	$13,180

Expenses:
Voyage related costs and commissions	3	(3,939)	(2,926)
Vessel operating expenses		(6,338)	(6,402)
General and administrative expenses	3	(1,247)	(1,187)
Management fees, related parties	3	(357)	(359)
Management fees, other		(465)	(465)
Amortization of special survey costs	6	(55)	(117)
Depreciation	5	(2,738)	(2,705)
Vessel impairment charge	10	(1,543)	-
Bad debt provisions		(15)	(26)
Operating loss		(3,130)	(1,007)

Other income / (expenses):
Gain from debt extinguishment	7	4,306	-
Gain / (Loss) from financial derivative instrument	10	7	(25)
Interest and finance costs, net	3, 12	(1,836)	(2,905)
Total other income / (expenses), net		2,477	(2,930)

Net loss		$(653)	$(3,937)

Loss per common share, basic and diluted	9	$(0.03)	$(0.19)

Weighted average number of common shares, basic and diluted	9	20,877,893	21,072,472

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

F-3

PYXIS TANKERS INC.

Unaudited Interim Consolidated Statements of Stockholders’ Equity

For the six–month periods ended June 30, 2018 and 2019

(Expressed in thousands of U.S. Dollars, except for share and per share data)

			Additional		Total
	Common Stock		Paid-in	Accumulated	Stockholders’
	# of Shares	Par Value	Capital	Deficit	Equity
Balance January 1, 2018	20,877,893	$21	$74,766	$(26,631)	$48,156
Net loss	-	-	-	(653)	(653)
Balance June 30, 2018	20,877,893	$21	$74,766	$(27,284)	$47,503

Balance January 1, 2019	21,060,190	$21	$74,767	$(34,845)	$39,943
Net result from the issuance of common stock	28,349	-	(8)	-	(8)
Net loss	-	-	-	(3,937)	(3,937)
Balance June 30, 2019	21,088,539	$21	$74,759	$(38,782)	$35,998

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

F-4

PYXIS TANKERS INC.

Unaudited Interim Consolidated Statements of Cash Flows

For the six–month periods ended June 30, 2018 and 2019

(Expressed in thousands of U.S. Dollars)

	Six Months Ended	Six Months Ended
	June 30, 2018	June 30, 2019
Cash flows from operating activities:
Net loss	$(653)	$(3,937)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	2,738	2,705
Amortization of special survey costs	55	117
Amortization and write-off of financing costs	146	131
Vessel impairment charge	1,543	-
Gain from debt extinguishment	(4,306)	-
Change in fair value of financial derivative instrument	(54)	25
Bad debt provisions	15	26
Changes in assets and liabilities:
Inventories	(151)	103
Trade accounts receivable, net	(1,010)	2,150
Prepayments and other assets	(323)	(237)
Special survey costs	(268)	(480)
Trade accounts payable	1,560	(178)
Due to related parties	3,904	1,625
Hire collected in advance	-	952
Accrued and other liabilities	184	181
Net cash provided by operating activities	$3,380	$3,183

Cash flow from investing activities:
Ballast water treatment system installation	-	(268)
Net cash used in investing activities	$-	$(268)

Cash flows from financing activities:
Proceeds from long-term debt	20,500	-
Repayment of long-term debt	(24,901)	(2,201)
Gross proceeds from issuance of common stock	-	43
Common stock offering costs	(54)	(1)
Payment of financing costs	(472)	-
Net cash used in financing activities	$(4,927)	$(2,159)

Net (decrease) / increase in cash and cash equivalents and restricted cash	(1,547)	756

Cash and cash equivalents and restricted cash at the beginning of the period	6,693	4,204

Cash and cash equivalents and restricted cash at the end of the period	$5,146	$4,960

SUPPLEMENTAL INFORMATION:
Cash paid for interest	1,746	2,623
Unpaid portion of ballast water treatment system installation	-	268

Reconciliation table of cash and restricted cash	December 31, 2018	June 30, 2019
Cash and cash equivalents	$545	$1,391
Restricted cash, current portion	255	69
Restricted cash, net of current portion	3,404	3,500
Total cash and cash equivalents and restricted cash	$4,204	$4,960

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

F-5

PYXIS TANKERS INC.

Notes to the Unaudited Interim Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, except for share and per share data)

1.	Basis of Presentation and General Information:

PYXIS TANKERS INC. (“Pyxis”) is a corporation incorporated in the Republic of the Marshall Islands on March 23, 2015. Pyxis currently owns 100% ownership interest in the following six vessel-owning companies:

●	SECONDONE CORPORATION LTD, established under the laws of the Republic of Malta (“Secondone”);

●	THIRDONE CORPORATION LTD, established under the laws of the Republic of Malta (“Thirdone”);

●	FOURTHONE CORPORATION LTD, established under the laws of the Republic of Malta (“Fourthone”);

●	SIXTHONE CORP., established under the laws of the Republic of the Marshall Islands (“Sixthone”);

●	SEVENTHONE CORP., established under the laws of the Republic of the Marshall Islands (“Seventhone”); and

●	EIGHTHONE CORP., established under the laws of the Republic of the Marshall Islands (“Eighthone,” and collectively with Secondone, Thirdone, Fourthone, Sixthone and Seventhone, the “Vessel-owning companies”).

All of the Vessel-owning companies are engaged in the marine transportation of liquid cargoes through the ownership and operation of tanker vessels, as listed below:

Vessel-owning Company	Incorporation date	Vessel	DWT	Year built	Acquisition date
Secondone	05/23/2007	Northsea Alpha	8,615	2010	05/28/2010
Thirdone	05/23/2007	Northsea Beta	8,647	2010	05/25/2010
Fourthone	05/30/2007	Pyxis Malou	50,667	2009	02/16/2009
Sixthone	01/15/2010	Pyxis Delta	46,616	2006	03/04/2010
Seventhone	05/31/2011	Pyxis Theta	51,795	2013	09/16/2013
Eighthone	02/08/2013	Pyxis Epsilon	50,295	2015	01/14/2015

Secondone, Thirdone and Fourthone were initially established under the laws of the Republic of the Marshall Islands, under the names SECONDONE CORP., THIRDONE CORP. and FOURTHONE CORP., respectively. In March and April 2018, these vessel-owning companies completed their re-domiciliation under the jurisdiction of the Republic of Malta and were renamed as mentioned above. For further information, please refer to Note 7.

The accompanying unaudited interim consolidated financial statements include the accounts of Pyxis and its vessel-owning companies (collectively the “Company”) as discussed above as of December 31, 2018 and June 30, 2019 and for the six–month periods ended June 30, 2018 and 2019.

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (“SEC”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete annual financial statements. In the opinion of the management of the Company, all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of financial position, operating results and cash flows have been included in the accompanying unaudited interim consolidated financial statements. Interim results are not necessarily indicative of results that may be expected for the year ending December 31, 2019. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and footnotes for the year ended December 31, 2018, included in the Company’s Annual Report on Form 20-F filed with the SEC on March 29, 2019 (the “2018 Annual Report”).

PYXIS MARITIME CORP. (“Maritime”), a corporation established under the laws of the Republic of the Marshall Islands, which is beneficially owned by Mr. Valentios (“Eddie”) Valentis, the Company’s Chairman, Chief Executive Officer and Class I Director, provides certain ship management services to the Vessel-owning companies, as discussed in Note 3 to the Company’s consolidated financial statements for the year ended December 31, 2018, included in the 2018 Annual Report.

With effect from the delivery of each vessel, the crewing and technical management of the vessels were contracted to INTERNATIONAL TANKER MANAGEMENT LTD. (“ITM”) with permission from Maritime. ITM is an unrelated third party technical manager, represented by its branch based in Dubai, UAE. Each ship-management agreement with ITM is in force until it is terminated by either party. The ship-management agreements can be cancelled either by the Company.

As of June 30, 2019, Mr. Valentis beneficially owned approximately 80.8% of the Company’s common stock.

F-6

PYXIS TANKERS INC.

Notes to the Unaudited Interim Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, except for share and per share data)

2.	Significant Accounting Policies:

A discussion of the Company’s significant accounting policies can be found in the Company’s consolidated financial statements included in the Annual Report on Form 20-F for the year ended December 31, 2018, filed with the SEC on March 29, 2019. There have been no material changes to these policies in the six-month period ended June 30, 2019.

The Company had no transactions which effect comprehensive loss during the six months ended June 30, 2018 and 2019 and accordingly, comprehensive loss was equal to net loss.

Recent Accounting Pronouncements Not Yet Adopted:

In April 2019, the FASB issued ASU 2019-04, Codification Improvements to Topic 326, Financial Instruments Credit Losses, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825 Financial Instruments, the amendments of which clarify the modification of accounting for available for sale debt securities excluding applicable accrued interest, which must be individually assessed for credit losses when fair value is less than the amortized cost basis. In May 2019, the FASB issued ASU 2019-05, Financial Instruments—Credit Losses (Topic 326)—Targeted Transition Relief, which is the final version of Proposed Accounting Standards Update 2019-100—Targeted Transition Relief for Topic 326, Financial Instruments—Credit Losses, which has been deleted. This Update provides entities with an option to irrevocably elect the fair value option applied on an instrument-by-instrument basis for eligible instruments, upon adoption of Topic 326. The fair value option election does not apply to held-to-maturity debt securities. An entity that elects the fair value option should subsequently apply the guidance in Subtopics 820-10, Fair Value Measurement—Overall, and 825-10. The effective date and transition requirements for the amendments in these Updates are the same as the effective dates and transition requirements in Update 2016-13, as amended by these Updates. The Company is currently assessing the impact of the adoption of the new accounting standard on its consolidated financial statements and related disclosures.

3.	Transactions with Related Parties:

The following transactions with related parties occurred during the six–month periods ended June 30, 2018 and 2019.

(a) Maritime:

The following amounts were charged by Maritime pursuant to the head management and ship-management agreements with the Company, and are included in the accompanying unaudited interim consolidated statements of comprehensive loss:

	Six Months Ended June 30,
	2018	2019
Included in Voyage related costs and commissions
Charter hire commissions	$170	$167

Included in Management fees, related parties
Ship-management Fees	357	359

Included in General and administrative expenses
Administration Fees	802	807

Total	$1,329	$1,333

As of December 31, 2018 and June 30, 2019, the balances due to Maritime were $3,402 and $5,027, respectively, and are included in Due to related parties in the accompanying consolidated balance sheets. The balances with Maritime are interest free and with no specific repayment terms.

The Ship-management Fees and the Administration Fees are adjusted annually according to the official inflation rate in Greece or such other country where Maritime was headquartered during the preceding year. On August 9, 2016, the Company amended the Head Management Agreement with Maritime to provide that in the event that the official inflation rate for any calendar year is deflationary, no adjustment shall be made to the Ship-management Fees and the Administration Fees, which will remain, for the particular calendar year, as per the previous calendar year. Effective January 1, 2018 and 2019, the Ship-management Fees and the Administration Fees were increased by 1.12% and 0.62%, respectively in line with the average inflation rate in Greece in 2017 and 2018, respectively.

F-7

PYXIS TANKERS INC.

Notes to the Unaudited Interim Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, except for share and per share data)

3.Transactions with Related Parties - Continued:

(b) Maritime Investors Corp.:

On May 14, 2019, the Company entered into a second amendment to the Amended & Restated Promissory Note which (i) extended the repayment of the outstanding principal, in whole or in part, until the earlier of a) one year after the repayment of the credit facility of Eighthone with EntrustPermal (the “Credit Facility”) on September 2023 (see Note 7), b) January 15, 2024 and c) repayment of any PIK interest and principal deficiency amount under the Credit Facility, and (ii) increased the interest rate to 9.0% per annum of which 4.5% shall be paid in cash and 4.5% shall be paid in common shares of the Company calculated on the volume weighted average closing share price for the 10 day period immediately prior to each quarter end. The new interest rate is effective from April 1, 2019. After the repayment restrictions have been lifted per the Credit Facility, the Company, at its option, may continue to pay interest on the Amended & Restated Promissory Note in the afore-mentioned combination of cash and shares or pay all interest costs in cash. The Company considered the guidance under ASC 470-50 “Debt Modifications and Extinguishments”, and concluded that the transaction should be accounted for as debt extinguishment.

With respect to the portion of interest that will be settled in common shares, the Company considered the guidance in ASC 480 that requires obligations that can be settled in shares with a fixed monetary value at settlement (e.g., share-settled debt) to be carried at fair value and followed the guidance in ASC 835-30 to accrue the liability to the redemption amount using the interest method.

Interest charged on the Amended & Restated Promissory Note for the six months ended June 30, 2018 and 2019, amounted to $99 and $168, respectively, and is included in Interest and finance costs, net in the accompanying unaudited interim consolidated statement of comprehensive loss. Out of the total interest charged on the Amended & Restated Promissory Note during the six month period ended June 30, 2019, $112 will be paid in cash and the remaining $56 will be settled in common shares (please refer to Note 14).

The amount of $5,000 is separately reflected in the accompanying consolidated balance sheets under non-current liabilities.

4.	Inventories:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2018	June 30, 2019
Lubricants	$428	$468
Bunkers	379	236
Total	$807	$704

5.	Vessels, net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance January 1, 2019	$134,310	$(26,318)	$107,992
Additions	635	-	635
Depreciation	-	(2,705)	(2,705)
Balance June 30, 2019	$134,945	$(29,023)	$105,922

All of the Company’s vessels have been pledged as collateral to secure the loans discussed in Note 7.

Additions of $635 relate to ballast water treatment installation out of which, $367 has been paid and $268 is accrued and remains unpaid.

F-8

PYXIS TANKERS INC.

Notes to the Unaudited Interim Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, except for share and per share data)

6.	Deferred Charges, net:

The movement in Deferred charges, net, in the accompanying consolidated balance sheets are as follows:

Dry docking costs
Balance, January 1, 2019	$740
Additions	480
Amortization of special survey costs	(117)
Balance, June 30, 2019	$1,103

Additions of $480 for the six-month period ended June 30, 2019, relate to 10th year special survey for Pyxis Malou performed during the first quarter of 2019.

The amortization of the special survey costs is separately reflected in the accompanying unaudited interim consolidated statements of comprehensive loss.

7.	Long-term Debt:

The amounts shown in the accompanying consolidated balance sheets at December 31, 2018 and June 30, 2019, are analyzed as follows:

Vessel (Borrower)	December 31, 2018	June 30, 2019
Northsea Alpha (Secondone)	$4,055	$3,890
Northsea Beta (Thirdone)	4,055	3,890
Pyxis Malou (Fourthone)	11,190	10,620
Pyxis Delta (Sixthone)	5,400	4,725
Pyxis Theta (Seventhone)	14,722	14,096
Pyxis Epsilon (Eighthone)	24,000	24,000
Total	$63,422	$61,221

Current portion	$4,503	$4,633
Less: Current portion of deferred financing costs	(170)	(159)
Current portion of long-term debt, net of deferred financing costs, current	$4,333	$4,474

Long-term portion	$58,919	$56,588
Less: Non-current portion of deferred financing costs	(790)	(670)
Long-term debt, net of current portion and deferred financing costs, non-current	$58,129	$55,918

Each loan is secured by a first priority mortgage over the respective vessel and a first priority assignment of the vessel’s insurances and earnings. Each loan agreement contains customary ship finance covenants including restrictions as to changes in management and ownership of the vessel, in dividends distribution when certain financial ratios are not met, as well as requirements regarding minimum security cover ratios. For more information, please refer to Note 7 to the Company’s consolidated financial statements for the year ended December 31, 2018, included in the 2018 Annual Report.

On June 6, 2017, the lender of Sixthone and Seventhone agreed to extend the maturity of its respective loans from September 2018 to September 2022 under the same applicable margin, but with an extended amortization schedule. The aggregate outstanding balance of these loans as of June 30, 2019, of $18,821 is scheduled to be repaid in 13 quarterly installments of $651 each and a balloon payment of $10,358. As of June 30, 2019, these subsidiaries were restricted from paying dividends to the Company under the HSH loan agreement because the ratio of the Company’s total liabilities to market value adjusted total assets was 69.5%, or 4.5% higher than the threshold under which dividends can be paid. This requirement is only applicable in order to assess whether the the Sixthone and Seventhone are entitled to distribute dividends to Pyxis and does not constitute an event of default under this or the Company’s other loan agreements.

On February 28, 2018, the Company refinanced existing indebtedness of $26,906 under the Secondone, Thirdone and Fourthone loan agreements with a new 5-year secured loan of $20,500 and cash of $2,100. The remaining balance of approximately $4,306 was written-off by the previous lender at closing, which was recorded as Gain from debt extinguishment in the first quarter of 2018, and is separately reflected in the accompanying unaudited interim consolidated statement of comprehensive loss. As of June 30, 2019, each of Secondone’s and Thirdone’s outstanding loan balance, amounting to $3,890, is repayable in 15 remaining quarterly installments of $100 each, the first falling due in August 2019, and the last installment accompanied by a balloon payment of $2,390 falling due in February 2023. As of June 30, 2019, the outstanding balance of Fourthone loan of $10,620 is repayable in 15 remaining quarterly installments amounting to $5,220, the first falling due in August 2019, and the last installment accompanied by a balloon payment of $5,400 falling due in February 2023. The first installment, amounting to $300, is followed by two amounting to $300 each, four amounting to $330 each, four amounting to $360 each and four amounting to $390 each. The loan bears interest at LIBOR plus a margin of 4.65% per annum. As a condition subsequent to the execution of this loan agreement, the borrowers, Secondone, Thirdone and Fourthone, were required to complete all required procedures for their re-domiciliation to the jurisdiction of the Republic of Malta by May 1, 2018. The relevant re-domiciliation was completed in March and April 2018, as discussed in Note 1.

F-9

PYXIS TANKERS INC.

Notes to the Unaudited Interim Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, except for share and per share data)

7.	Long-term Debt - Continued:

On September 27, 2018, Eighthone entered into a new $24,000 loan agreement, for the purpose of refinancing the outstanding indebtedness of $16,000 under the previous loan facility and for general corporate purposes. The facility matures in September 2023 and is secured by a first priority mortgage over the vessel, general assignment covering earnings, insurances and requisition compensation, an account pledge agreement and a share pledge agreement concerning the respective vessel-owning subsidiary and technical and commercial managers’ undertakings. The loan facility bears an interest rate of 11% of which 1.0% can be paid as PIK interest per annum for first two years, and 11.0% per annum thereafter and incurs fees due upfront and upon early prepayment or final repayment of outstanding principal. The principal obligation amortizes in 18 quarterly installments starting in March 29, 2019, equal to the lower of $400 and excess cash computed through a cash sweep mechanism, plus a balloon payment due at maturity. As of June 30, 2019, the outstanding balance of Eighthone loan is $24,000. The Company has assessed that no excess cash will be available to proceed with any debt repayment within the next twelve months, therefore, no principal amortization will occur through June 30, 2020.

Under the facility, a deferred fee may be payable on the occurrence of certain events including, among others, the sale of the vessel or on repayment or maturity of the loan. Management has assessed this deferred fee as a contingent liability under ASC 450 and concluded that such loss contingency shall not be accrued by a charge in the interim consolidated statements of comprehensive loss, since information available does not indicate that is probable that the liability has been incurred as of the balance sheet date at June 30, 2019 and cannot be estimated.

Amounts presented in Restricted cash, current and non-current in the consolidated balance sheet are related to minimum cash requirements imposed by the Company’s debt agreements.

Assuming no principal repayments under the new loan of Eighthone discussed above, the annual principal payments required to be made after June 30, 2019, are as follows:

To June 30,	Amount
2020	$4,633
2021	4,753
2022	4,873
2023	22,962
2024 and thereafter	24,000
Total	$61,221

The Company’s weighted average interest rate (including the margin) for the six months ended June 30, 2018 and 2019, was 5.05% and 8.19%, including the Amended & Restated Promissory Note discussed in Note 3, respectively.

The Company was in compliance with all of the loan covenants in its loan agreements. In addition, as of June 30, 2019, there was no amount available to be drawn down by the Company under its existing loan agreements.

As of June 30, 2019, the Company had a working capital deficit of $13,612, defined as current assets minus current liabilities. As of the filing date of the unaudited interim consolidated financial statements, the Company expects that it will be in a position to cover its liquidity needs for the next 12-month period through cash generated from operations and by managing its working capital requirements. In addition, the Company may consider the raising of capital including, debt, equity securities, joint ventures and / or sale of assets. Furthermore, the Company estimates that a breach of its financial covenants under its existing debt agreements for the next 12-month period is not probable.

F-10

PYXIS TANKERS INC.

Notes to the Unaudited Interim Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, except for share and per share data)

8.	Capital Structure and Equity Incentive Plan:

The Company’s authorized common and preferred stock consists of 450,000,000 common shares and 50,000,000 preferred shares with a par value of USD 0.001 per share.

As of December 31, 2018 and June 30, 2019, the Company had a total of 21,060,190 and 21,088,539 common shares, respectively, and no preferred shares outstanding.

On February 2, 2018, the Company filed with the SEC a registration statement on Form F-3 (the “Shelf Registration Statement”), under which it may sell from time to time common stock, preferred stock, debt securities, warrants, purchase contracts and units, each as described therein, in any combination, in one or more offerings up to an aggregate dollar amount of $100,000. In addition, the selling stockholders referred to in the registration statement may sell in one of more offerings up to 5,233,222 shares of the Company’s common stock from time to time as described therein. The registration statement was declared effective by the SEC on February 12, 2018. On March 30, 2018, the Company filed a prospectus supplement to the Shelf Registration Statement related to an At-The-Market Program (“ATM Program”) under which it may, from time to time, issue and sell shares of its common stock up to an aggregate offering of $2,300 through a sales agent as either agent or principal. No shares were sold under this initial ATM Program, but on November 19, 2018 the prospectus supplement was amended to increase the offering to $3,675.

As of December 31, 2018, following the issuance and sale of 182,297 shares of common stock under the ATM Program during 2018, the Company’s outstanding common shares increased from 20,877,893 to 21,060,190. Following the issuance and sale of a further 28,349 shares of common stock under the ATM Program during April 2019, the Company’s outstanding common shares increased from 21,060,190 to 21,088,539 as at June 30, 2019.

9.	Loss per Common Share:

	Six Months Ended June 30,
	2018	2019
Net loss available to common stockholders	$(653)	$(3,937)

Weighted average number of common shares, basic and diluted	20,877,893	21,072,472

Loss per common share, basic and diluted	$(0.03)	$(0.19)

The weighted average number of share, basic and diluted, for the six months ended June 30, 2019, includes shares that were issued subsequent to June 30, 2019 as discussed in Note 14 of these unaudited interim consolidated financial statements.

10.	Risk Management and Fair Value Measurements:

The principal financial assets of the Company consist of cash and cash equivalents and trade accounts receivable due from charterers. The principal financial liabilities of the Company consist of long-term loans, trade accounts payable, amounts due to related parties and a promissory note.

Interest rate risk: The Company’s interest rates are calculated at LIBOR plus a margin, as described in Note 7 above, as well as in Note 7 to the Company’s consolidated financial statements for the year ended December 31, 2018, included in the 2018 Annual Report, and hence the Company is exposed to movements in LIBOR. In order to hedge its variable interest rate exposure, on January 19, 2018, the Company, via one of its vessel-owning subsidiaries, purchased an interest rate cap with one of its lenders for a notional amount of $10,000 and a cap rate of 3.5%. The interest rate cap will terminate on July 18, 2022.

Credit risk: Credit risk is minimized since trade accounts receivable from charterers are presented net of the relevant provision for uncollectible amounts, whenever required. On the balance sheet dates there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset on the consolidated balance sheet.

Currency risk: The Company’s transactions are denominated primarily in U.S. Dollars; therefore overall currency exchange risk is limited. Balances in foreign currency other than U.S. Dollars are not considered significant.

F-11

PYXIS TANKERS INC.

Notes to the Unaudited Interim Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, except for share and per share data)

10.	Risk Management and Fair Value Measurements - Continued:

Fair value: The Management has determined that the fair values of the assets and liabilities as of June 30, 2019, are as follows:

	Carrying Value	Fair Value
Cash and cash equivalents	$4,960	$4,960
Trade accounts receivable, net	$409	$409
Trade accounts payable	$4,658	$4,658
Long-term debt with variable interest rates, net	$37,221	$37,221
Long-term loans and promissory note with non-variable interest rates, net	$29,000	$29,000

Assets measured at fair value on a recurring basis: Interest rate cap

The Company’s interest rate cap does not qualify for hedge accounting. The Company adjusts its interest rate cap contract to fair market value at the end of every period and records the resulting gain / (loss) during the period in the consolidated statements of comprehensive loss. Information on the location and amount of derivative fair value in the consolidated balance sheets and loss from financial derivative instrument in the unaudited interim consolidated statements of comprehensive loss is shown below:

Consolidated Balance Sheets – Location	December 31, 2018	June 30, 2019
Financial derivative instrument – Other non-current assets	$28	$3

Consolidated Statements of Comprehensive Loss – Location	June 30, 2018	June 30, 2019
Financial derivative instrument – Initial cost	$(47)	$(28)
Financial derivative instrument – Fair value as at period end	54	3
Gain / (Loss) from financial derivative instrument	$7	$(25)

The fair value of the Company’s interest rate cap agreement is determined based on market-based LIBOR rates. LIBOR rates are observable at commonly quoted intervals for the full term of the cap and therefore, are considered Level 2 items in accordance with the fair value hierarchy.

Assets measured at fair value on a non-recurring basis: Long lived assets held and used

As of March 31, 2018, the Company reviewed the carrying amount in connection with the estimated recoverable amount for each of its vessels. This review indicated that such carrying amount was not fully recoverable for the Company’s vessels Northsea Alpha and Northsea Beta. Consequently the carrying value of these vessels was written-down to their respective fair values as presented in the table below.

Vessel	Significant Other Observable Inputs (Level 2)	Vessel Impairment Charge (charged against Vessels, net)
Northsea Alpha	$6,750	$772
Northsea Beta	6,750	771
TOTAL	$13,500	$1,543

The fair value is based on level 2 inputs of the fair value hierarchy and reflects the Company’s best estimate of the value of each vessel on a time charter free basis, and is supported by a vessel valuation of an independent shipbroker as of March 31, 2018, which is mainly based on recent sales and purchase transactions of similar vessels.

The Company performs an impairment exercise whenever there are indicators of impairment.

The Company recognized a total Vessel impairment charge of $1,543 which is included in the accompanying unaudited interim consolidated statements of comprehensive loss for the six-month period ended June 30, 2018. No impairment loss was recognized for the six-month period ended June 30, 2019.

As of December 31, 2018 and June 30, 2019, the Company did not have any other assets or liabilities measured at fair value on a non- recurring basis.

F-12

PYXIS TANKERS INC.

Notes to the Unaudited Interim Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, except for share and per share data)

11.	Commitments and Contingencies:

Future minimum lease payments: Future minimum lease payments, gross of 1.25% address commission and 1.25% brokerage commissions to Maritime and of any other brokerage commissions to third parties, based on vessels committed, non-cancelable, long-term time charter contracts as of June 30, 2019, expiring through June 30, 2020, amount to $11,038.

Other: Various claims, suits and complaints, including those involving government regulations and environmental liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any such claims not covered by insurance or contingent liabilities, which should be disclosed, or for which a provision has not been established in the accompanying unaudited interim consolidated financial statements.

The Company accrues for the cost of environmental and other liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any other claims or contingent liabilities, which should be disclosed or for which a provision should be established in the accompanying unaudited interim consolidated financial statements. The Company is covered for liabilities associated with the individual vessels’ actions to the maximum limits as provided by Protection and Indemnity (P&I) Clubs, members of the International Group of P&I Clubs.

12.	Interest and Finance Costs, net:

The amounts in the accompanying unaudited interim consolidated statements of comprehensive loss are analyzed as follows:

	Six Months Ended June 30,
	2018	2019
Interest on long-term debt (Note 7)	$1,591	$2,606
Interest on promissory note (Note 3)	99	168
Amortization and write-off of financing costs	146	131
Total	$1,836	$2,905

Out of the total interest charged during the six month period ended June 30, 2019, $112 will be paid in cash and the remaining $56 will be settled in common shares (please refer to Note 14).

F-13

PYXIS TANKERS INC.

Notes to the Unaudited Interim Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, except for share and per share data)

13.	Revenues, net

The Company disaggregates its revenue from contracts with customers by the type of charter (time charters and spot charters).

The following table presents the Company’s revenue disaggregated by revenue source for the six-month periods ended June 30, 2018 and 2019:

	June 30, 2018	June 30, 2019
Revenues derived from spot charters, net	$5,430	$4,397
Revenues derived from time charters, net	8,137	8,783
Revenues, net	$13,567	$13,180

The Company does not disclose the value of unsatisfied performance obligations for contracts with an original expected length of one year or less, in accordance with the optional exception in ASC 606.

The following table presents the Company’s net trade accounts receivable disaggregated by revenue source as at June 30, 2019 and December 31, 2018:

	December 31, 2018	June 30, 2019
Accounts receivable trade, net from spot charters	$2,581	$356
Accounts receivable trade, net from time charters	4	53
Total	$2,585	$409

14.	Subsequent Events:

On July 2, 2019, following the second amendment to the Amended & Restated Promissory Note dated May 14, 2019, the Company issued 54,462 of common shares at the volume weighted average closing share price for the 10 day period immediately prior to the quarter end.

F-14